Mail Stop 6010

May 3, 2006

Jeffrey T. Slovin
Chief Executive Officer
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101

> **Re:** **Schick Technologies, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed April 26, 2006**
> **File No. 0-22673**

Dear Mr. Slovin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward Looking Statements, page 26

1.   Please revise this section to delete the references to Sirona.

Management's Discussion and Analysis, page 86

2.   Please discuss the change in net other operating expense (income) from September 30, 2005 to December 31, 2005.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish

Jeffrey T. Slovin
Schick Technologies, Inc.
May 10, 2006
Page 2

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tara Hawkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or the undersigned at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel